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August 18, 1997                                REVISED



      [Name]
BioWhittaker, Inc.
8830 Biggs Ford Road
Walkersville, MD  21793


As discussed with you on July 22, 1997 it is our intention to provide the following primary terms and conditions of employment after completion of the acquisition by Cambrex of BioWhittaker. We acknowledge that you have entered into a Change of Control Employment Agreement with BioWhittaker, Inc. and that the terms and conditions described below apply to the extent they are not covered by the Change of Control agreement and upon the expiration of the agreement.

1. You will be employed by BioWhittaker as [title] having responsibility for _____________________________, reporting directly to ______________of
BioWhittaker, Inc.

2. Your annual salary will be at a rate of $___________. All salary changes above $100,000/year are subject to approval of the Compensation Committee of the Cambrex Corporation Board of Directors. Salary levels are generally reviewed annually. You will also be eligible to participate in the Cambrex Earnings Improvement Program at a _______ of salary target level. This plan is currently based on improvement in net income and ROI of both Cambrex and BioWhittaker and can pay annual bonuses from 0% up to a maximum of 100% of salary subject to approval by the Compensation Committee. It is agreed that for 1998 you will receive a guaranteed minimum EIP bonus equal to your current bonus target award under the BioWhittaker 1997 Management Incentive Compensation Plan.

3. You will be granted, subject to approval by the Cambrex Board of Directors, an option to purchase ___________ shares of Cambrex Corporation subject to the terms and conditions of Cambrex's 1996 Performance Stock Option Plan. The purchase price per share will be set based on the closing price of Cambrex common stock on the date of the merger with Cambrex. It is anticipated that these shares will vest at $65, $70 and $75 per the conditions set out in the option agreement.

4. You will continue to be entitled to participate and receive benefits under the existing welfare benefits plans (including, medical, prescription, dental, disability, life insurance
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    [Name]
August 18, 1997


etc.) or similar plans under Cambrex which in the aggregate will provide a similar quality of benefits.

5. Based on Plan provisions, you will be entitled to any accrued benefits under the BioWhittaker defined contribution plans (retirement plans), [SERP] and Savings Plan. Cambrex intends to recognize any liability for your benefits that have accrued under the [BioWhittaker, Inc. Supplemental Executive Retirement Plan], whether or not funded, that have accrued as of the date of the merger. Cambrex will review with you the desirability of implementing after the merger of the two companies Cambrex's defined benefit, Savings and SERP plans for BioWhittaker employees.

6. You will continue to receive your current automobile allowance and other reasonable fringe benefits provided by the company.

7. Any termination of your employment by Cambrex (not including death, disability, or retirement), other than for Cause, shall result in a severance payment equal to your monthly base salary for up to twelve months, from your date of separation or until you secure other employment, whichever occurs sooner. For the purposes of this provision, the term "Cause" shall mean:

         (i) the willful and continued failure of the Executive to perform substantially the Executive's duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Executive by the Chief Executive Officer or his designee of Cambrex Corporation, which specifically identifies the manner in which the Chief Executive Officer believes that the Executive has not substantially performed the Executive's duties, or

         (ii) the willful engaging by the Executive in illegal conduct or gross misconduct which is demonstrably injurious to the Company,

         (iii) commission of an intentional act of fraud, embezzlement or theft by the Executive in connection with the Executive's duties or in the course of the Executive's employment,

         (iv) causing intentional, wrongful damage to property of the Company,

         (v) intentionally and wrongfully disclosing secret processes or other material confidential information of the Company or its customers, or
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     [Name]
August 18, 1997


         (vi) participating without the Company's consent in the management of any business enterprise which engages in substantial and direct competition with the Company.

8. You agree that you are expected to play a prominent role in the development of the BioWhittaker, Inc. business and will obtain confidential information and trade secrets about the business. Therefore, it is a condition to Cambrex's obligations under the Agreement and Plan of Merger Among Cambrex Corporation, BW Acquisition Corporation and BioWhittaker, Inc. that you are bound by the provisions of this Section 8.

You agree that during your employment with BioWhittaker, Inc. and during the two year period following your termination for any reason (the "Restriction Period"), you will not become associated with any entity, whether as a principal, partner, employee, consultant or shareholder (other than as a holder of not in excess of 1% of the outstanding voting shares of any publicly traded company), that is actively engaged in any geographic area in any business which is in competition with the business of BioWhittaker, Inc.

If you seek employment with a company which has several divisions, only certain of which are competitive with BioWhittaker, Inc. and you seek employment with a division which would not be deemed competitive with BioWhittaker, Inc., then you may accept such employment, provided that the new employer is informed of the restriction on your duties.

Whether any entity competes with BioWhittaker, Inc. shall be determined in good faith by the Compensation Committee of the Board of Directors of Cambrex. Such determination shall be made within 10 business days after receipt by an officer of Cambrex of a written request for such a determination.

You agree that during the Restriction Period, you will not directly or indirectly induce any employee of BioWhittaker, Inc. or any of its affiliates to terminate employment with such entity, and will not directly or indirectly, either individually or as owner, agent, employee, consultant or otherwise, employ or offer employment to any person who is or was employed by BioWhittaker, Inc. or an affiliate thereof, unless such person shall have ceased to be employed by such entity for a period of at least 6 months.

You agree that during the Restriction Period, you will not, directly or indirectly, solicit for yourself or for your benefit, any person, entity or corporation which was a customer, client or distributor of BioWhittaker, Inc. at any time during the Restriction Period, other than any such solicitation as part of your responsibilities during your employment with
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     [Name]
August 18, 1997


BioWhittaker, Inc. or any such solicitation that does not compete with any of the sales or product lines of BioWhittaker, Inc.

The provisions of this paragraph 8 shall survive the termination of your employment.

It is our intent that the compensation and benefits package provided to you be similar in aggregate to your current arrangements. If you would like to discuss this further, please contact me directly.

This agreement supersedes and replaces the agreement between Cambrex and yourself dated July 29, 1997.

_________, we look forward to working with you to continue BioWhittaker's profitable growth.

Sincerely,

/s/ Steven M. Klosk                             Agreed and Accepted:

Steven M. Klosk                                 /s/                     8/19/97
                                                -------------------------------
Executive Vice President - Administration       [Name of Executive]      Date